February 6, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attention: H. Christopher Owings, Assistant Director

100F Street, NE

Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2007
Filed March 13, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
Form 10-Q for the Fiscal Quarter Ended September 27, 2008
Filed November 6, 2008
File No. 001-3232011

Dear Mr. Owings:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated December 30, 2008 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2007 filed on March 13, 2008, the Company’s Definitive Proxy Statement on Schedule 14A filed April 8, 2008 and the Company’s Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 27, 2008 filed on November 6, 2008. The Company’s responses set forth below correspond to the comment as numbered in the Staff’s letter. For ease of reference, we have divided the comment into various sub-parts and included our response to correspond to each various sub-parts.

Annual Report on Form 10-K for the Fiscal Year Ended December 29, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 37

1.	Please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, including such factors as how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please also quantify where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effect of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of the reported results to changes in your assumptions, judgments and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. We specifically refer you to your disclosures regarding inventory, long-lived assets and goodwill, as these are material assets to your company and the realization of these assets may involve more uncertainty than usual given the current economy. In your discussion of goodwill, please also explain how you identified your reporting units and provide insight into the assumptions used to determine the fair value of the reporting units. Please refer to Section V of our Release 33-8350.

Response:

Regarding the discussion of critical accounting estimates included in Management’s Discussion and Analysis, the Company will revise its disclosures in future filings, beginning with the Form 10-K for the fiscal year ended January 3, 2009 (the “2008 Form 10-K”) to focus on assumptions and uncertainties that underlie these estimates, including qualitative and quantitative analyses of the sensitivity of the reported results to changes in assumptions and estimates, where appropriate, as described in your comment.

The Company has had no significant changes to its methodology for its critical accounting estimates, in fiscal 2006, 2007 or 2008. We will include this disclosure in our 2008 Form 10-K.

With respect to the items noted by the Staff, by way of example, we plan to add disclosures with respect to the following items in our 2008 Form 10-K.

Inventory

Regarding inventory disclosures in this section, throughout the year we record an estimated cost of shortage based on past experience. The amount accrued for shortage each period is based on detailed historical averages. The current accrual rate is approximately 0.5% of net retail sales. The estimate is adjusted when physical inventories are performed periodically, at least once each fiscal year. Historically, including fiscal years 2005 through 2007, substantially all of these physical inventories were performed in the fourth quarter. Additionally, with the exception of fiscal 2007, the Company has not historically had significant write-offs of excess inventory quantities. In future filings, the Company will provide a discussion to clarify the significance of the estimated cost of shortage and excess inventory quantities, to the year-end statements. When a material estimate exists, the Company will provide disclosure of the underlying assumptions and uncertainties including a description of how the estimate was determined, the historical accuracy of the estimate and any known circumstances that might affect the estimate in the future.

Long-lived Assets

Regarding long-lived assets disclosures, store assets represented approximately $104.2 million, or approximately 75% of total property, plant and equipment, net, at December 29, 2007. Typically, new stores pay for themselves in their first full year of operation. The Company is considering disclosures similar to the following:

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, the Company assesses the potential impairment of long-lived assets annually or when events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset, or asset group, to expected future net cash flows generated by the asset, or asset group. If the carrying amount exceeds its estimated undiscounted future cash flows, the carrying amount is compared to its fair value and an impairment charge is recognized to the extent of the difference. The Company has determined that each store location is an asset group. Factors that the

Company considers important which could individually or in combination trigger an impairment review include, but are not limited to, the following: (1) significant underperformance relative to historical or projected future operating results; (2) significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business; and (3) significant changes in the Company’s business strategies and/or negative industry or economic trends. The Company assesses events and changes in circumstances or strategy that could potentially indicate that the carrying value of long-lived assets may not be recoverable as they occur. Due to the seasonality of operations, the Company assesses store performance annually, using the full year’s results. The Company considers a historical and/or projected negative cash flow trend for a store location to be an indicator that the carrying value of that asset group may not be recoverable. The Company’s impairment assessment carefully assesses projections for those stores that had negative cash flow for the first time to determine whether a projected negative cash flow trend exists for that store asset group.

The Company will consider the following types of disclosures in preparing its disclosures in this area in its 2008 Form 10-K:

•	The results of our impairment reviews in the last three fiscal years;

•	Discussion of significant events giving rise to an impairment assessment, if any;

•	Disclosures related to the key estimates used in the analysis, including, but not limited to projected sales trends;

•

A statement that impairment losses in the future are dependent on a number of factors and thus could be significantly different than historical results and that, to the extent our estimates are not realized, future assessments of recoverability could result in additional asset impairment charges; and

•	General impairment considerations for non-store long-lived assets.

Goodwill

Regarding goodwill disclosures, the Company will revise and expand its disclosure of the estimates and assumptions related to its goodwill impairment assessment. The disclosure will address the identification of reporting units, including the allocation of goodwill to the U.K. retail reporting unit. The Company will also disclose assumptions used in the goodwill assessment and provide a discussion of the qualitative and quantitative impact of current economic conditions on these assumptions.

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk, page 38

2.	We note your discussion of international store locations throughout your filing. Please tell us why you did not comment on foreign exchange risk under this heading. If you did not address this risk because you believe it is not material, please explain to us in reasonable detail how you reached that conclusion.

Response:

As noted in Item 1A. Risk Factors, the Company believes its foreign exchange risk lies in the sourcing of our inventory from foreign manufacturers. The Company did not consider foreign exchange risk to be material when preparing the Item 7A disclosures on market risk in its 2007 Form 10-K. The Company is considering the following disclosures in Item 7A in its 2008 Form 10-K:

We conduct operations in various countries, which expose us to changes in foreign exchange rates. The financial results of our foreign subsidiaries and franchisees may be materially impacted by exposure to fluctuating exchange rates. Reported sales, costs and expenses at our foreign subsidiaries, when translated into U.S. dollars for financial reporting purposes, can fluctuate due to exchange rate movement. While exchange rate fluctuations can have a material impact on reported revenues, costs and expenses, and earnings, this impact is principally the result of the translation effect and does not materially impact our short-term cash flows.

Although we do enter into a significant amount of purchase obligations outside of the U.S., these obligations are settled primarily in U.S. dollars and, therefore, we believe we have only minimal exposure at present to foreign currency exchange risks for our purchase obligations. Historically, we have not hedged our currency risk and do not currently anticipate doing so in the future.

We do not engage in financial transactions for trading or speculative purposes.

Notes to Consolidated Financial Statements

Note 2(l). Deferred Rent, page 51

3.	We note your reference in Note 2(f) to new store construction prior to commencing store operations. With reference to FSP FAS13-1, please explain to us how you consider the construction period prior to commencing store operations when determining lease terms and whether you recognize rental expense during the construction period. Also tell us how you considered disclosing your accounting policy for these matters, either here or another appropriate place in your footnotes.

Response:

When determining the lease amortization period, the construction period is considered part of the lease term. Please refer to Note 2(q)—Store Preopening Expenses, where it states that rental charges incurred prior to store openings are expensed as incurred. The reference to new store construction in Note 2(f)—Property and Equipment refers to deposits for leasehold improvements that are considered construction-in-progress until such time as the store commences operations. When operations of the store commence, the assets are reclassified to the appropriate property and equipment category.

Note 3. Business Acquisition, page 54

4.	Please clarify the purchase price of your acquisition on April 2, 2006, called the U.K. Acquisition. At the bottom of page 54, you have disclosed the cash purchase price as $39.6 million plus the forgiveness of a $4.5 million note receivable and the related accrued interest. Then, in the purchase price allocation table at the top of page 55, the total purchase price is $42.050 million. In the Form 8-K/A filed with us on January 23, 2008, the total purchase price was disclosed as approximately 41.1 million including the note receivable and the related accrued interest. Please explain these differences to us, and if appropriate, please revise future filings for this matter.

Response:

Generally, the differences that you describe arose due to slight variations in what the Company intended to present. As disclosed in the Form 8-K/A, the total purchase price for the U.K. Acquisition was $41.1 million, which consisted of $36.9 million in cash and $4.5 million in the forgiveness of a note receivable and its related accrued interest, net of $0.3 million in cash acquired. This represented the actual cash transaction as of April 2, 2006, the acquisition date.

The $39.6 million cash purchase price disclosed in the fiscal 2007 Form 10-K included the same $36.9 million cash disclosed in the Form 8-K/A plus an additional $2.7 million in acquisition related costs, representing the total cash cost of the acquisition to the Company as of December 29, 2007.

The $42.050 million disclosed in the fiscal 2007 Form 10-K in the purchase price allocation table includes the $36.9 million cash purchase price, $4.5 million in note forgiveness and $0.6 million in adjustments to the purchase price, (including approximately $0.3 million for inventory purchases related to open purchase orders that were not included in the original opening balance sheet for the U.K. Acquisition and approximately $0.3 million in additional inventory reserves.) Thus, the $42.050 includes $0.3 million in additional cash costs that were erroneously excluded from the cash purchase price amounts disclosed in the fiscal 2007 Form 10-K and approximately $0.3 million in adjustments that should have been netted against inventory in the purchase price allocation, but were attributed to the purchase price. The Company would revise its future filings for this matter, however, please note that the disclosure of the purchase price allocation and the opening goodwill balance are not required in our Form 10-K for fiscal 2008 or in our 1934 Act periodic reports, thereafter. The Company believes these items to be immaterial and, as such, believes no further clarifying disclosures are necessary.

5.	In the purchase price allocation table at the top of page 55, goodwill related to the U.K. Acquisition is disclosed as $35.641 million. However, in Note 6, the amount of goodwill recorded at the time of the U.K. Acquisition is disclosed as $37.127 million. Please explain these differences to us, and if appropriate, please revise future filings for this matter.

Response:

The opening goodwill balance presented in Note 6 - Goodwill is inaccurate as a result of a clerical error. The balance should have been $35.641. The effect of foreign currency translation for fiscal 2006 in the same table should have been $4.896, with no net impact on the balance of goodwill, net income or cash flows at December 30, 2006 or December 29, 2007. The Company would revise its future filings for this matter, however, please note that the disclosure of the purchase price allocation and the opening goodwill balance are not required in our Form 10-K for fiscal 2008 or in our 1934 Act periodic reports, thereafter. The Company believes these items to be immaterial and, as such, believes no further clarifying disclosures are necessary.

Note 9. Income Taxes, page 57

6.	In the table showing the components of the deferred tax assets at the bottom of page 57, the total net deferred tax asset is $6.205 million for 2007 and $3.324 million for 2006. On the balance sheet, deferred tax assets are $3.505 million for 2007 and $2.388 million for 2006. Please explain these differences to us, and if appropriate, please revise future filings for this matter.

Response:

The balance sheet presents the current portion of deferred taxes as a separate line item. The remainder of the $6.205 million for 2007 and $3.324 million for 2006 is classified as a non-current asset and is included in “Other assets, net.” In future filings, the Company will revise its disclosure of its accounting policy for income taxes to clarify its presentation of the non-current portion of deferred tax assets.

Note 17. Investment in Affiliate, page 63

7.	We read that you account for your investment in Ridemakerz on the equity method, and we also read that due to the structure of your investment in Ridemakerz, no income or loss allocations were recorded in 2007 or 2006. Please explain to us in reasonable detail how this is appropriate under the equity method of accounting and APB 18, or other relevant GAAP literature.

Response:

As Ridemakerz maintains capital accounts for each investor, and the Company owns more than five percent of the outstanding capital at the end of fiscal 2006 and 2007, the guidance in EITF 03-16, SOP 78-9 and EITF Topic D-46 require that the Company’s investment in Ridemakerz be accounted for under the equity method. The equity method requires that the investor initially record an investment in the equity of an investee at cost, and adjusts the carrying amount of the investment to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition. Under the Ridemakerz Limited Liability Company Agreement, the Company is the sole member of an equity class that is allocated losses only following allocation of losses to other common and preferred equity holders to the extent of their capital contributions.

Accordingly, the Company will not be allocated any losses until all of the priority equity members’ capital has been reduced to zero. As such, at the end of fiscal 2007 and 2006, no share of losses had been allocated to the Company because the priority equity capital accounts had not been reduced to zero in such periods. In its 2008 Form 10-K, the Company will revise its Investment in Affiliate disclosure to clarify its priority equity position in regards to loss allocations.

Note 19. Segment Information, page 63

8.	Based on your current disclosures, it is unclear to us whether your operating segments are the same as your reportable segments. Please explain this matter to us in more detail. If you have not aggregated multiple operating segments into your “Retail” reportable segment, please explain to us in reasonable detail how your Chief Operating Decision Maker is able to effectively manage an international retailer with over 300 store locations on a consolidated basis without regularly reviewing financial information at any lower level of detail. Please revise future filings to clarify whether you aggregate multiple operating segments consistent with paragraph 26(a) of SFAS 131.

Response:

The Company’s stores are operated under a consistent model around the world. The 346 Company-owned stores are located in the United States, Canada, Puerto Rico (collectively, North America) the United Kingdom, Ireland and France (collectively, Europe). The Company manages these stores by geographic regions, with the 54 stores in Europe representing one of those regions and the 292 North American stores divided into three regions. (Store counts are as of January 3, 2009.) Each region is supervised by a regional workshop managing director who reports directly to the Company’s chief operating decision maker (the “CODM”). Information regularly reviewed by the CODM to assess performance and make decisions regarding the allocation of resources includes financial and operational data that is aggregated in various ways, starting at the individual store level. Store information is grouped by bearitory and bearitory information is grouped into regions. The CODM also reviews reports by geographic regions which include North America, the United Kingdom, including Ireland, and France, as well as on a consolidated basis. Based on the guidance in paragraph 14 of SFAS 131, which states that an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker, the Company has determined that these four regions represent operating segments, as defined in SFAS 131.

These operating segments have been aggregated into one reportable segment as allowed by paragraph 17 of SFAS 131 as they will exhibit similar long-term financial performance. The four identified operating segments meet the aggregation criteria in paragraph 17 of SFAS 131 as all Company-owned stores share similar economic characteristics, including the nature of products sold, customer base and distribution methods.

International Franchising and Licensing and Entertainment are separate operating and reportable segments as the economic characteristics of these business units are not similar to retail operations.

In future filings, beginning with the 2008 Form 10-K, the Company will clarify its disclosures regarding the aggregation of its retail operating segments consistent with paragraph 26(a) of SFAS 131.

Exhibits – General

9.	In your proxy statement under the heading “Related Party Transaction – Store Fixtures and Furniture” on page 11, you disclose information about your payments to NewSpace, Inc. for fixtures for your new stores and furniture for your corporate offices. Please confirm that you will file your agreement with NewSpace, Inc. (or the form of agreement if you enter into separate agreements for the purchase of fixtures for each new store or furniture for your corporate offices), as an exhibit to your next periodic or current report or explain to us why it is not appropriate to do so.

Response:

The Company did not file its agreement with NewSpace because it was made in the ordinary course of business and is not material to the Company’s business. As a retailer, the Company purchases furniture and fixtures in the ordinary course of its business. As disclosed on page 11 of the Company’s definitive proxy statement on Schedule 14A filed April 8, 2008, total payments to NewSpace in 2007 were approximately $2.5 million. The Company’s total revenues in 2007 were over $474 million and its total assets at the end of fiscal 2007 were over $339 million, more than $139 million of which were net property and equipment. In 2008, the Company’s purchases from NewSpace decreased substantially to approximately $1.25 million. Furthermore, because the Company anticipates opening very few stores in 2009, purchases from NewSpace are expected to continue to substantially decline this year as well. As a result, we do not believe we are required to file the NewSpace contract as a material contract pursuant to Regulation S-K Item 601(b)(10).

Exhibits 31.1 and 31.2

Rule 13a-14(a)/15d-14(a) Certifications

10.	We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxely Act of 2002 does not precisely match the language set forth in Item 601(b)(31) of Regulation S-K. In this regard, your certifications do not track the text of Item 601(b) (31) of Regulation S-K in number 5. We note similar alterations to the certifications filed with the Forms 10-Q filed with us on May 8, 2008, August 6, 2008 and November 6, 2008. Please confirm you will revise in future filings.

Response:

The Company will revise the text of its certifications in future filings.

Definitive Proxy Statement on Schedule 14A

Related Party Transaction, page 11

11.	Please disclose the relevant terms of your sublease agreement with NewSpace, Inc. or explain to us why it is not important to do so.

Response:

Disclosure of the relevant terms is not necessary as the Company’s sublease agreement with NewSpace, Inc. was terminated in August 2004. The exhibit will be removed from future filings.

Executive Employment and Severance Agreements, page 27

12.	While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer’s termination. Please refer to Section VI of Securities Act Release No.33-8732A.

Response:

The Company will consider this guidance when preparing its next proxy statement.

Form 10-Q for the Fiscal Quarter Ended September 27, 2008

Financial Statements for the Period Ended September 27, 2008

Goodwill

13.	We note from your balance sheet that goodwill decreased from December 29, 2007 to September 27, 2008, and we have the following comments:

•

Please tell us why the balance for goodwill decreased. Also tell us how you considered providing the disclosures indicated in paragraph 45(c) SFAS 142 or otherwise clarifying to your investors why this change occurred.

Response:

Goodwill decreased due to a 0.1558 point decrease in the GBP to USD translation rate from December 29, 2007 to September 27, 2008. As the effect of foreign currency translation has been the only change to goodwill since the lapse of the adjustment period for the U.K. Acquisition in the fiscal 2007 second quarter, the Company did not deem any additional disclosures to be necessary. In future filings, the Company will assess the significance of the change to the balance, regardless of its cause, to determine whether disclosure is necessary.

•	Please tell us how you considered whether the continuing worsening economy during 2008 and the resulting adverse impact on your results, indicated that an interim test of goodwill impairment should be performed as contemplated by paragraph 28 of SFAS 142. In this regard, based on your disclosures, we assume that you concluded that no interim test was needed, and we are requesting more information about how you reached this conclusion.

Response:

For purposes of goodwill impairment assessment, all of the Company’s goodwill is allocated to its UK reporting unit. Through September 27, 2008, the performance of this reporting unit was exceeding plan as well as exceeding prior year results. In addition, the fourth quarter has historically seen a large seasonal increase in sales in this reporting unit. As such, the Company did not deem an interim impairment test to be necessary. Furthermore, an analysis that does not include the fiscal fourth quarter would have limited usefulness.

•

If you have completed your annual impairment test of goodwill for 2008, please provide us with a copy of your impairment test and, if not obvious from the information provided to us, explain to us the significant assumption that you made in this test and how such assumptions differ, if at all, from the assumptions used in your annual 2007 impairment test.

Response:

The Company has not completed its annual impairment test of goodwill for fiscal 2008.

The Company hereby also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing to be fully responsive to the Staff’s comments. Please direct any additional questions or comments to me at (314) 423-8000. My fax number is (314) 423-8188.

Sincerely,

/s/ Tina Klocke
Tina Klocke
Chief Financial Bear, Treasurer and Secretary

cc:	Catherine Brown, SEC
Lisa Sellars, SEC
Jennifer Thompson, SEC
Joe Maloney, Jr., KPMG
Meredith B. Cross, Wilmer Hale
Eric Fencl, Build-a-Bear Workshop